Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 24, 2013

# PGM

## iPath® Dow Jones-UBS Platinum Subindex Total Return℠ ETN

### Note Description

The iPath® Dow Jones-UBS Platinum Subindex Total Return℠ ETN is designed to provide investors with exposure to the Dow Jones-UBS Platinum Subindex Total Return℠.

### Index Description

The Dow Jones-UBS Platinum Subindex Total Return℠ (the "Index") reflects the returns that are potentially available through an unleveraged investment in the futures contracts on platinum. The Index currently consists of one futures contract on the commodity of platinum which is included in the Dow Jones-UBS Commodity Index Total Return℠.

### Note Details

| | |
|---|---|
| Ticker | PGM |
| Intraday Indicative Value Ticker | PGM.IV |
| CUSIP | 06739H255 |
| ISIN | US06739H2554 |
| Primary exchange | NYSE Arca |
| Yearly Fee[1] | 0.75% |
| Inception date | 6/24/2008 |
| Maturity date | 6/24/2038 |
| Issuer | Barclays Bank PLC |
| Callable ETN | No |

### Index Details

| | |
|---|---|
| Index name | Dow Jones-UBS Platinum Subindex Total Return℠ |
| Composition | Futures on platinum |
| Number of components | 1 |
| Bloomberg Index ticker | DJUBPLTR |
| Inception date | 3/7/2008 |
| Base value and date | 100 as of 12/31/1990 |
| Index sponsors | Dow Jones Opco, LLC and UBS Securities LLC |

### Cumulative Index Return[2]



20%
0%
-20%
-40%
-60%
-80%
Jan 09
Jan 10
Jan 11
Jan 12
Dow Jones-UBS Platinum Subindex Total Return℠

Source: Dow Jones Opco, UBS (based on daily returns 06/08-12/12 since Note inception date).

[2] ***Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.***

### Index Composition



PLATINUM 100.00%

Source: Dow Jones Opco, UBS, as of 12/31/2012. Index composition is subject to change.

[1] The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

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# PGM

## Annualized Performance, Standard Deviation And Correlation History

| | 6-month Return % | 1-Year Return % Annualized | 3-Year Return % Annualized | 5-Year Return % Annualized | 10-Year Return % Annualized | Standard Deviation % Annualized[3] | Index Correlations[4] |
|---|---|---|---|---|---|---|---|
| Dow Jones-UBS Platinum Subindex Total Return℠ | 5.75 | 8.68 | 0.46 | -0.72 | 11.56 | 22.45 | 1.00 |
| S&P 500® | 5.95 | 16.00 | 10.87 | 1.66 | 7.10 | 15.30 | 0.67 |
| MSCI EAFE Index | 13.95 | 17.32 | 3.56 | -3.69 | 8.21 | 19.65 | 0.68 |
| MSCI Emerging Markets Index℠ | 13.75 | 18.22 | 4.66 | -0.92 | 16.52 | 21.80 | 0.72 |
| Barclays U.S. Aggregate Bond Index | 1.80 | 4.21 | 6.19 | 5.95 | 5.18 | 2.42 | -0.13 |
| Dow Jones-UBS Commodity Index Total Return℠ | 2.75 | -1.06 | 0.07 | -5.17 | 4.09 | 17.91 | 0.74 |

Source: BlackRock, Dow Jones Opco, UBS, S&P Dow Jones Indices, LLC, MSCI and Barclays, as of 12/31/2012.

***Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.***

[3] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 12/09-12/12, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

[4] Correlations based on monthly returns for 12/09-12/12. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

**Selected Risk Considerations**

An investment in the iPath ETNs described herein (the "ETNs") involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under "Risk Factors" in the applicable prospectus supplement and pricing supplement.

**You May Lose Some or All of Your Principal:** The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. **The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.**

**Credit of Barclays Bank PLC:** The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

**Market and Volatility Risk:** The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events.

**Concentration Risk:** Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

**A Trading Market for the ETNs May Not Develop:** Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

iP-PGM-I1212

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PGM Annualized Performance, Standard Deviation And Correlation History 6-month 1-Year 3-Year 5-Year 10-Year Standard Index Return % Return % Return % Return % Return % Deviation % Correlations4 Annualized Annualized Annualized Annualized Annualized3 Dow Jones-UBS Platinum Subindex Total ReturnSM 5.75 8.68 0.46 -0.72 11.56 22.45 1.00 S&P 500® 5.95 16.00 10.87 1.66 7.10 15.30 0.67 MSCI EAFE Index 13.95 17.32 3.56 -3.69 8.21 19.65 0.68 MSCI Emerging Markets IndexSM 13.75 18.22 4.66 -0.92 16.52 21.80 0.72 Barclays U.S. Aggregate Bond Index 1.80 4.21 6.19 5.95 5.18 2.42 -0.13 Dow Jones-UBS Commodity Index Total ReturnSM 2.75 -1.06 0.07 -5.17 4.09 17.91 0.74 Source: BlackRock, Dow Jones Opco, UBS, S&P Dow Jones Indices, LLC, MSCI and Barclays, as of 12/31/2012. Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com. 3 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 12/09-12/12, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays 4 Correlations based on monthly returns for 12/09-12/12. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays Selected Risk Considerations An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events. Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments. I1212 A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity - PGM of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. - iP Page 2 of 3